March 1, 2022

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Capital One Funding, LLC

Capital One Multi-asset Execution Trust

Capital One Master Trust

Registration Statement on Form SF-3

Filed January 28, 2022

File Nos. 333-262382, 333-262382-01 and 333-262382-02

Dear Mr. Sandel:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to transmit herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on behalf of Capital One Funding, LLC (“Funding” or the “Registrant”), as depositor to Capital One Multi-asset Execution Trust. We have reviewed your letter dated February 23, 2022 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement initially filed on January 28, 2022. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Mr. Arthur C. Sandel, Esq.

March 1, 2022

Registration Statement on Form SF-3

General

Comment 1.

We note your use of LIBOR-based disclosure throughout the form of prospectus “for illustrative purposes.” It is not clear to us why such LIBOR-based disclosure is appropriate given your statement on the cover page of the form of prospectus that “any floating rate notes offered under this registration statement will be based on a benchmark index other than LIBOR.” In light of the continuing transition away from LIBOR, please revise your disclosure throughout the prospectus either to identify the benchmark index you plan to use for floating rate notes, if known, or to provide appropriate placeholders for a generic benchmark other than LIBOR. Please also include any appropriate risk factors regarding the use of a new benchmark and any other relevant risk factors related to LIBOR transition efforts. See, generally, Staff Statement on LIBOR Transition—Key Considerations for Market Participants (Dec. 7, 2021).

Response 1.	In response to your comment, we have revised the form of prospectus to remove LIBOR-based disclosure and, in its place, to provide placeholders for a generic benchmark other than LIBOR.

Form of Prospectus

Risk Factors, page 32

Comment 2.

To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (Feb. 8, 2010).

Response 2.	In response to your comment, we have revised the risk factor disclosure in the form of prospectus to include a risk factor that addresses the risks to investors associated with climate-related events.

Mr. Arthur C. Sandel, Esq.

March 1, 2022

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-1

Comment 3.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response 3.	We have filed our remaining exhibits with Amendment No. 1.

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The Registrant hopes the Staff will find the above responses and Amendment No. 1 filed through the EDGAR system responsive to its comments. If you have any questions concerning these responses, please do not hesitate to contact me, by phone at 202.339.8456 or by email at mmitchell@orrick.com, or Mitchell Naumoff, by phone at 202.339.8412 or by email at mnaumoff@orrick.com.

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

Enclosures

cc:	Rolaine Bancroft, Esq.

Securities and Exchange Commission

cc:	Juan Yrausquin, Esq.

Capital One Financial Corporation

cc:	Mitchell Naumoff, Esq.

Orrick, Herrington and Sutcliffe LLP